Corporate Presentation May 2020 NASDAQ: CLRB Issuer Free Writing Prospectus Filed Pursuant to SEC Rule 433 Registration Statement No. 333 - 238132 May 20, 2020

Issuer Cellectar Biosciences Symbol / Exchange CLRB / NASDAQ CM Type of Offering S - 1 Securities Offered Common Stock and Warrants Offering Size $17.5 Million Use of Proceeds Research and development and general corporate purposes Sole Bookrunner Oppenheimer & Co. 2 Offering Summary

Forward - Looking Statements 3 This presentation contains forward - looking statements . Such statements are valid only as of today and we disclaim any obligation to update this information . Such statements are valid only as of today and we disclaim any obligation to update this information . These statements are only estimates and predictions and are subject to known and unknown risks and uncertainties that may cause actual future experiences and results to differ materially from the statements made . These statements are based on our current beliefs and expectations as to such future outcomes including our expectations of the impact of the recent COVID - 19 pandemic . Drug discovery and development involve a high degree of risk . Factors that might cause such a material difference include, among others, uncertainties related to the ability to raise additional capital, uncertainties related to the disruptions at our sole source supplier of CLR 131 , the ability to attract and retain partners for our technologies, the identification of lead compounds, the successful preclinical development thereof, patient enrollment and the completion of clinical studies, the FDA review process and other government regulation, our ability to maintain orphan drug designation in the United States for CLR 131 , the volatile market for priority review vouchers, our pharmaceutical collaborators' ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, product pricing and third - party reimbursement . A complete description of risks and uncertainties related to our business is contained in our periodic reports filed with the Securities and Exchange Commission including our Form 10 - K for the year ended December 31 , 2019 and our Form 10 - Q for the quarter ended March 31 , 2020 .

Statement about Free Writing Prospectus 4 • This presentation highlights basic information about us and the offering . Because it is a summary that has been prepared solely for informational purposes, it does not contain all of the information that you should consider before investing in our company . Except as otherwise indicated, this presentation speaks only as of the date hereof . • This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . • Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of our securities or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . • This presentation includes industry and market data that we obtained from industry publications and journals, third - party studies and surveys, internal company studies and surveys, and other publicly available information . Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable . Although we believe the industry and market data to be reliable as of the date of this presentation, this information could prove to be inaccurate . Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process, and other limitations and uncertainties . In addition, we do not know all of the assumptions that were used in preparing the forecasts from the sources relied upon or cited therein . • We have filed a Registration Statement on Form S - 1 with the SEC, including a preliminary prospectus dated May 20 , 2020 (the “Prospectus”), with respect to the offering of our securities to which this communication relates . Before you invest, you should read the Prospectus (including the risk factors described therein) and, when available, the final prospectus relating to the offering, and the other documents filed with the SEC and incorporated by reference into the Prospectus, for more complete information about us and the offering . You may obtain these documents, including the Prospectus, for free by visiting EDGAR on the SEC website at http : //www . sec . gov . • Alternatively, we or any underwriter participating in the offering will arrange to send you the Prospectus if you request it by contacting Oppenheimer & Co . Inc . , 85 Broad Street, 26 th Floor, New York, NY 10004 , or by email at equityprospectus@opco . com .

Company Summary Company Overview 1 5 CLR 131 Registration Path for Hematologic Malignancies 2 Presentation Topics Establishing CLR 131 in Pediatric Malignancies 3 4

Financing secures pivotal study top line data due to efficient capital allocation and low fixed - cost structure Developing oncology therapies for high unmet medical need in rare adult and pediatric orphan indications 6 Multiple preclinical programs ready for IND enabling studies Ongoing Phase 1 pediatric study in malignant brain tumors, neuroblastoma, and sarcomas Company Overview CLR 131 achieved Phase 2 primary endpoint; broad range of efficacy with unique safety profile in r/r B - cell malignancies Validated cancer - targeting platform with novel MOA 1 ; lead product is CLR 131 a small - molecule radiotherapeutic

Strategic Construction of CLR 131 Franchise Multiple Pathways to Value Creation Large Pharma Recognition of Targeted Radio - therapeutic Potential; Multiple Recent Acquisitions and Partnerships 100% ORR 2 to date in r/r LPL/WM 3 Only drug to achieve monotherapy complete response 42.8% ORR in r/r MM 4 33% ORR triple class refractory; highest reported response rate Accelerated pediatric regulatory pathway; Granted 4 Rare Pediatric Drug designations & ODDs Opportunity for joint development and commercialization partnerships 7 Clear clinical efficacy in LPL/WM and MM provides optionality and risk mitigation

Company Milestones

2H 2019 Objectives		2020 Objectives		2020 Objectives
Completed Phase 1 MM & Initiated Phase 1 Pediatric Study	☑	Provide Phase 1 Data 1Q: r/r MM	☑	Formal FDA Guidance "Type B" Meeting 3Q: Pivotal Study Design
Provided Phase 2 Data Update: B-cell Malignancies	☑	Provide Phase 2 Data 1Q: B-cell Malignancies	☑	Phase 2b 2-Cycle Data 3Q: MM & LPL/WM
Received U.S. Fast Track Designation: MM and DLBCL[5]	☑	Initiate Phase 2b Expansion 1Q: MM & LPL/WM	☑	Pivotal Study Initiation 4Q: LPL/WM and/or MM
Received U.S. Orphan Drug Designation for LPL/WM & EU[6] Orphan Drug Designation for MM	☑	Intellectual Property 2Q: CLR 131 EU Composition of Matter and Use	☑	Provide Phase 1 Update 2H: Pediatric Brain & Solid Tumors
MM Oral Presentation at ASH & DLBCL Oral Presentation at ESMO	☑	U.S. Fast Track Designation 2Q: LPL/WM	☐	Medical Conferences, Presentations/Publications

Pivotal Study Initiation in Hematologic Cancer 4Q20

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CLR 131 - A Phospholipid Ether (PLE) Radio - conjugate Combination of a Validated Delivery Platform and Therapeutic Payload • Tumor cells utilize lipids at significantly greater quantities than normal tissue – Energy source ( b - oxidation) – Cell membrane production – Signaling molecules • Cellectar’s phospholipid ethers exploit inherent tumor cell need for lipids to provide targeted delivery – Bind to specialized regions on tumor cells that provide uptake and internalization of lipids – Highly conserved across all tumor types – Targets cancer stem cells, metastasis and primary tumor with same ligand – Delivers 20 - 40 % of infused drug to tumor • CLR 131 a phospholipid radio - conjugate – Provides targeted delivery of the radioisotope I - 131 – Phase 2 efficacy in 4 hematologic cancers – Phase 3 pivotal study ready compound 9 PLE Tumor Cell Targeting Lung tumor NSCLC SPECT Scan

CLR 131 - A Phospholipid Ether Radio-conjugate

FGFR3 Overexpression in B-cell Malignancies and Lipid Rafts

Lymphoplasmacytic lymphoma/Waldenstrom's bridges between NHL[6] & MM



Bone marrow
Periphery
Bone marrow
Pre-B receptor
Stem cell
Pro-B cell
Pre-B cell
Naïve B cell
Activated B cell
Memory GC B cell
Late plasmablast
Plasma cells
Associated B Cell malignancies
ALL
MCL
MZL
DLBCL
CLL
FL
WM
MM
CD 19
CD 20

- High level of tyrosine kinase receptors (TKR) = High presence of lipid rafts
  - In MM, LPL/WM and NHL the TKR of interest is FGFR3
- FGFR3 over-expression in ~50% of MM and 100% LPL/WM patients

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Company Summary Company Overview 1 11 CLR 131 Registration Path for Hematologic Malignancies 2 Presentation Topics Establishing CLR 131 in Pediatric Malignancies 3 4

CLR 131 Phase 2 Study Design

Phase 2b Initiated; Heading to Pivotal

Part A Completed

Part B Enrolling



MM
DLBCL
CLL/SLL, MZL, LPL/WM
MCL
Interim efficacy assessment by cohort, expansion into select cohorts
MM
LPL/WM
Futility Efficacy Assessments
Potential Expansion to Pivotal

Part A Study Dosing

- <50mCi Total Body Dose Single Dose
- 50mCi Total Body Dose Single Cycle
- 75mCi Total Body Dose Single Cycle

Part B Study Dosing

- 100mCi Total Body Dose Two Cycle
  - Cycle 1 dosed day 1 and 15
  - Cycle 2 dosed day 57 and 71

Adaptive Design to Confirm Benefits of 100mCi Total Body Dose (TBD)

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Criteria Total Body Dose <50mCi ( n=10) Total Body Dose 50mCi ( n=20) Total Body Dose 75mCi (n=17) Total (n=47) Median Age (Min - Max) 68.5 (55 - 85) 70 (51 - 82) 70 (59 - 83) 70 (51 - 85) Male (%) 50 60 71 62 Median ECOG PS 8 1 1 0.5 1 Median Prior Therapies (Min - Max) 4 (3 - 12) 5 (2 - 13) 5 (3 - 17) 5 (2 - 17) Median Days Since Last Treatment (Range) 49 (28,485) 69 (22,1035) 54 (13,407) 52 (13,1035) ISS Stage at Diagnosis [n (%)] Stage I 5 (50) 6 (30) 7 (41) 18 (38) Stage II 4 (40) 4 (20) 5 (29) 13 (28) Stage III 0 5 (25) 1 (6) 6 (13) Unknown 1 (10) 5 (25) 4 (24) 10 (21) Cytogenetics at Diagnosis High Risk [n (%)] 2 (20) 6 (30) 6 (35) 14 (30) Unknown [n (%)] 0 3 (15) 3 (18) 6 (13) Median Beta - 2 Macroglobulin (Range) 2.62 (2.09,4.4) 3.9 (1.98,9.49) 2.65 (1.1,4.4) 2.83 (1.1, 9.49) 13 CLR 131 r/r Multiple Myeloma Challenging Patient Population - Characteristics 7 Patient Population Mirrors Real World Utilization Total Evaluable Patients n=43 (%) Refractory to Immediate Prior Therapy 38 (88.4) Quad 9 /penta - refractory 10 25 (58.0) Triple Class Refractory 11 20 (46.5) 19 (95)

• 100% of patients across all doses achieved a minimum of stable disease • 85.7% of patients experienced tumor reduction • 34.5% Combined ORR for 50mCi and 75mCi TBD 14 n=19 n=14 0% 10% 20% 30% 40% 50% 0% 10% 20% 30% 40% 50% Third Line Fourth Line Fifth Line 8% CLR 131 r/r Multiple Myeloma Phase 2 Achieves Primary Efficacy Endpoint (ORR) 14 Percent of Patients 50mCi TBD 75mCi TBD 42.8% 26.3% 13 Percent of Patients Overall Response Rate by Line of Therapy 30% 15% 42.8% ORR at 75mCi Total Body Dose (95% CI: 30 - 57%) Overall Response Rate Median 6th Line Therapy MARKETED DRUGS 12 CLR 131

0% 10% 20% 30% 40% 50% 60% <50 mCiTBD ~50 mCi TBD ~75 mCi TBD ORR In High Risk Patients (n=14) <50mCi TBD 50mCi TBD 75mCi TBD CLR 131 r/r Multiple Myeloma Efficacy in Challenging Patient Subtypes • CLR 131 demonstrates dose response in high risk patients – 25% achieve PR or better 50mCi TBD – 50% achieve PR or better 75mCi TBD • High risk definition: Determined by cytogenetic analysis of certain chromosomal abnormalities 15 0% 10% 20% 30% 40% 50% 60% ORR in Refractory Patients (n=42) <50mCi TBD ~50mCi TBD 75mCi TBD 50mCi TBD <50mCi TBD • ORR at 75mCi TBD − 50% of quad/ penta refractory − 33% of triple class refractory • Quad refractory definition: Refractory to bortezomib, carfilzomib, pomalidomide, lenalidomide • Triple class refractory definition: Class refractory to PI, IMiD & CD38 antibody Quad/Penta Refractory (n=23) Triple Class Refractory (n=19)

CLR 131 r/r Multiple Myeloma Competitive Landscape Approved Products and Late Stage Development Programs Approved Overall Response Rate (ORR) - % Triple Class Refractory ORR - % Progression Free Survival (PFS) - Months Selinexor 15 25.4 25.4 3.7 Daratumumab 16 29.2 refractory 3.7 Pomalidomide 17 29.2 refractory 4 Bortezomib 15 27.7 refractory 3 Carfilzomib 18 22.9 refractory 3 Development Belantamab 19 31 NR 2.9 bb2121 20 68.6 NR Predicted 5.8 CLR 131 42.8 33 Predicted 5.5 • Approved drugs have an ORR of 22.9% to 29.2%; little difference reported in PFS ‒ Definition of PFS: 25% increase over baseline for Dara, Bortezomib and Carfilzomib ‒ All approved product data based upon 3 rd line treatment - excluding Selinexor 16

CLR 131 r/r Multiple Myeloma Progression Free Survival (PFS) and Duration of Response (DOR) • CLOVER - 1 Study Median PFS and DOR not yet reached • Median PFS predicted to be 4.7 (50mCi) and 5.5 (75mCi) and >9 months (100mCi) • DOR at > 6 months: 52% at 75mCis and 100% of patients at 100mCis 17 100mCi (2cycle) 75mCi (1 cycle) 50mCi (1 cycle)

1000 10000 100000 1000000 10000000 100000000 CLR 131 (Median dpm/mL) Time (Days) <50 mCi TBD ~50 mCi TBD ~75 mCi TBD ~100 mCi TBD CLR 131 Two Cycle Dosing Optimization Pharmacokinetics - ~200% Increase of Area Under the Curve • Radiotherapeutic efficacy is driven by absorption/exposure to radiation – Adverse events driven by Cmax • Increased exposure of CLR 131 has demonstrated increased tumor uptake and response rate in 50mCi vs 75mCi 21 • 100mCi multiple cycle dose reduces Cmax vs. 75mCi dose and increases exposure 18 Second Cycle Doubles Plasma Exposure, Increasing Tumor Uptake <50mCi 50mCi bolus 50mCi fractionated 75mCi 100mCi Cmax ( dpm /mL) Day 1 Day 15 Day 57 Day 71 13956050 8718430, 10164250 10202250, 120034350 9012567, 1367832, 9123976, 13908984 Tmax (h) 2.17 0.420 0.450 0.412 AUC inf (hr* dpm /mL) 1257x10 6 1974x10 6 2775x10 6 6124x10 6 100mCi AUC is Forecasted Results

CLR 131 All r/r B - cell Malignancies Patients Well Tolerated Safety Profile Treatment Emergent Adverse Events 22 ( > 25% of All Patients) Preferred Term <50mCi Total Body Dose n = 11 50mCi Total Body Dose n = 31 75mCi Total Body Dose n = 24 ALL DOSES Total n = 66 Phase 1 & 2 Pts Overall n (%) > Grade 3 n (%) Overall n (%) > Grade 3 n (%) Overall n (%) > Grade 3 n (%) Overall n (%) > Grade 3 n (%) Thrombocytopenia 11 (100) 6 (55) 27 (87) 24 (77) 17 (71) 17 (71) 55 (83) 47 (71) Lymphocyte count decreased 11 (100) 10 (91) 15 (48) 13 (42) 6 (25) 6 (25) 32 (48) 29 (44) Decreased White Blood Cell Count 10 (91) 6 (55) 23 (74) 19 (61) 10 (42) 8 (33) 43 (65) 33 (50) Anemia 6 (55) 3 (27) 23 (74) 15 (48) 12 (50) 6 (25) 41 (62) 24 (36) Neutropenia 6 (55) 5 (45) 21 (68) 19 (61) 13 (54) 12 (50) 40 (61) 36 (55) Fatigue 4 (36) 0 18 (58) 10 (32) 12 (50) 1 (4) 34 (52) 11 (17) Infections 0 0 15 (48) 7 (23) 6 (25) 3 (13) 21 (32) 10 (15) 19 • Most frequent TEAEs 23 are cytopenias; very predictable and manageable – Nadir occurs ~34 days post initial dose; recovery occurs within ~21 days post nadir • No deaths, cardiotoxicities, liver, renal or neurologic toxicities, keratopathy, etc.

CLR 131 r/r MM Pivotal Study

Accelerated Study Design in Triple Class Refractory Patients

Proposed Pivotal Study Design	Current Status
• Expand ongoing 2 cycle arm by 40-50 additional patients (total n= 65-85)	• Initiated (enrollment ongoing)
• Triple class refractory patients	• Data in additional patients @ 100mCi
• Primary endpoint: ORR	• 33% ORR
• Key Secondary endpoints: PFS and DOR	• Predicted PFS = ~9 months • Predicted DOR = ~12 months

Program Timing[24]

- Phase 2b expansion 1Q2020 — Initiated (enrollment ongoing)
- Type B meeting 2H2020 — In process to finalize pivotal protocol
- Completion estimate: 19 months

Clinical Costs[24]

- Pivotal study = $150 - $200K per patient
- Eligible for pivotal study SBIR Grant up to $4M[25] — Submission in process

CLR 131 Granted U.S. & EU ODD[26] and U.S. Fast Track Designation for MM

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CLR 131 r/r Non - Hodgkin’s Lymphoma 27 Challenging Patient Population - Characteristics 28 Total Body Dose 50mCi ( n=12) Total Body Dose 75mCi ( n=7) Total (n=19) Median Age (Min - Max) 70 (52 - 79) 72 (65 - 86) 70 (52 - 86) Male (%) 47.5 71 55 Median ECOG PS 29 1 1 1 Median Prior Therapies (Min - Max) 3 (1 - 9) 3 (2 - 5) 3 (1 - 9) Median Days Since Last Treatment (Range) 250 (25,1212) 61 (17,2221) 135 (17,2221) Refractory to at Least 1 Prior Treatment (%) 14 (73.7) • Median age - 70 years • Median prior lines of systemic therapy - 3 • Average bone marrow involvement 23% (Range 1 - 60%) ~74% of Patients Refractory to at Least 1 Prior Treatment 21

0% 5% 10% 15% 20% 25% 30% 35% 40% 45% Phase 2 Response Rates 30 ORR 32 CR 32 ORR ORR CR CR CLR 131 r/r Non - Hodgkin’s Lymphoma Efficacy in Heavily Pretreated Patients • Diverse, advanced and heavily pretreated patient population – Multiple r/r B - cell lymphoma histologies: DLBCL, transformed DLBCL, CLL/SLL, MZL, MCL, LPL/WM – Median 3 prior lines of systemic therapy – ~47 % of patients were refractory to prior therapy – ~53% of patients were refractory to rituximab - 70% of DLBCL were refractory to rituximab Efficacy in r/r B - Cell Malignancies with Differentiated Safety Profile 22 50mCi TBD (n=12) 75mCi TBD (n=7) Combined (n=19) 42% 31 8.3% 11% 43% 31 42% 31 Percent of Patients 14.3%

Overall Response Rate Complete Response Rate Major Response Rate MM (n=14) 42.8% --- N/A LPL/WM (n=4) 100% 25% 75% DLBCL (n=10) 30% 10% 30% LPL/WM 100% 25% 75% • CLR 131 demonstrates activity in both aggressive and indolent NHL disease • 75% of LPL/WM treated patients were refractory to rituximab or ibrutinib • Currently, only 10% of 3 rd line or later LPL/WM patients achieve a response CLR 131 Only Reported Monotherapy 33 Achieving a Complete Response in r/r LPL/WM CLR 131 r/r B - cell Malignancies Efficacy by Key Sub - indications 23

r/r LPL/WM Competitive Landscape 2nd Line or Later Monotherapy - 1 Approved Product 24 Approved Overall Response Rate (ORR) Major Response Rate Complete Response Rate Ibrutinib 34 (n=63) 90.5% 61.9% 0% Development Venetoclax (n=20) 86% 60% 0% CLR 131 100% 75% 25% • Rituximab combinations are first line treatments • Ibrutinib is the only drug approved for second line treatment ‒ Oral medication taken daily until progression, no PFS • No approved or in - development monotherapy has achieved a complete response

25 CLR 131 r/r LPL/WM Pivotal Study Accelerated Study Design in Non - responsive and Intolerant ibrutinib Patients Proposed Pivotal Study Design • Expand ongoing 2 cycle arm by 15 - 20 additional patients (total n=15 - 25) • Ibrutinib non - responsive and intolerant patients • Primary endpoint: ORR • Key secondary endpoint: DOR • Phase 2b expansion 1Q2020 • Type B meeting 2H2020 • Completion estimate: 19 months Program Timing 24 Clinical Costs 24 • Pivotal study = $150 - $200K per patient • Eligible for pivotal study SBIR Grant up to $4M 25 Current Status • Initiated (enrollment ongoing) • Data in additional patients @ 100mCi’s • 100% ORR; 75% major response rate • Avg PFS to date ~12 months ongoing • Avg DOR to date ~14 months ongoing • Initiated (enrollment ongoing) • In process to finalize pivotal protocol CLR 131 Granted U.S. ODD for LPL/WM

Company Summary Company Overview 1 26 CLR 131 Registration Path for Hematologic Malignancies 2 Presentation Topics Establishing CLR 131 in Pediatric Malignancies 3 4

Level 1 15mCi/m 2 Level 2 30mCi/m 2 Level 3 45mCi/m 2 Add’l levels +15mCi/m 2 Proposed Development 35 Program Timing 24 Clinical Costs • Granted U.S. ODD & RPDD 36 for NB, RMS, Osteo & Ewing’s Sarcoma • Eligible for Fast Track, Breakthrough, Accelerated Approval and Priority Review in U.S.; PRIME and Conditional Approval in EU • FDA is willing to consider Phase 1b portion as the pivotal study: Up to n=30 (accelerated) • Phase 1 to complete 1H21 • Phase 1b pivotal initiation 1H21 • NDA submission 2022 (accelerated)/2023 (traditional) • Phase 1 = ~$3 million • Pivotal study= ~$10M (accelerated) Level 1 15mCi/m 2 Level 2 30mCi/m 2 Level 3 45mCi/m 2 Add’l levels +15mCi/m 2 Malignant Brain Tumors Solid Tumors/ Lymphomas 27 CLR 131 Pediatric Clinical Development Strategy Accelerated Study Design Pivotal Study Initiation Targeted for 1H2021 Accelerated Phase 1a Expansion Arms Initiated Upon Signal of Efficacy Level 4 60mCi/m 2 Level 4 60mCi/m 2

CLR 131 & MIBG Product Profile Comparison

MIBG I-131 Currently Second Line Standard of Care for Neuroblastoma

Profile	CLR 131	MIBG I-131[37]
Delivery Vehicle/Payload	Phospholipid Ether (PLE)/ Iodine-131	Meta-iodobenzylguanidine/ Iodine-131
Therapeutic Regimen	TBD	3-5 cycles, ~300mCi per cycle, Total dose **~1000 - 1500mCi**
Percent Absorbed Dose	0.84Gy/MBq (~16x greater uptake)	0.0525Gy/MBq
Efficacious Dose	**~65 - 95mCi total dose**	**900 - 1500mCi total dose**
Capable to Cross the Blood Brain Barrier	🟢	🔴
Ability to Target Metastasis	🟢	🔴 (partly 🟢)
Stem Cell Transplant Support	🟡	🔴 (partly 🟢)
Indicated for NB	YES, Upon Approval	NO

🟢 FAVORABLE/POSSESSES 🟡 NOT YET KNOWN 🔴 DEFICIENT/LACKS

Approval in Any Indication May Provide Priority Review Voucher

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Company Summary Company Overview 1 29 CLR 131 Registration Path for Hematologic Malignancies 2 Presentation Topics Establishing CLR 131 in Pediatric Malignancies 3 4

Financial Summary Capitalization as of March 31, 2020 Common Stock Outstanding 9,396,015 Reserved for issuance: Convertible Preferred Stock 537,500 Warrants 9,268,352 Employee Stock Options 901,214 Fully Diluted 20,103,081 Cash/Equivalents as of March 31 ~$7.1 million 30 Cash Available to Fund Operations Into Q1 2021 Based on Projected Burn Rate

• High unmet medical need remains in r/r MM and r/r LPL/WM ‒ Significant market opportunity in triple class refractory MM patients and in ibrutinib non - responsive & intolerant LPL/WM patients • CLR 131 r/r MM and r/r LPL/WM product profile impressive ‒ MM: 42.8% ORR at 75mCi, 50% high risk, 33% in triple class refractory ‒ NHL: 43% ORR at 75mCi and 100% ORR for LPL/WM • CLR 131 two cycle dosing optimization may increase ORR, extend durability of response and maintain/improve safety & tolerability profile • 4Q20 pivotal study launch considerations include LPL/WM and/or MM • Pediatric program evaluating CLR 131 in rare indications with limited treatment options; potential for Phase 1b to be pivotal study Company Summary and Near - term Opportunities Effective Drug with a Clear and Cost - efficient Approval Pathway Financing Secures Pivotal Topline Data for LPL/WM or MM 31

Jim Caruso President, CEO and Director HIP Innovation Technology - Co - Founder, EVP & COO, Allos Therapeutics - EVP & CCO, BCI, Novartis, BASF, Bristol - Myers Squibb Dov Elefant Chief Financial Officer Akari Therapeutics PLC - CFO, Celsus Therapeutics, Inc. - CFO Lev Pharmaceuticals - Corporate Controller Igor Grachev, MD, PhD Chief Medical Officer TEVA - Global Development Leader & Head of Innovative Clinical Trials GE Healthcare, GSK, Novartis, Merck, Sanofi - Aventis, Schering - Plough, BioClinica - Clinical development and medical affairs leadership roles Jarrod Longcor Chief Business Officer Avillion LLP - CBO Melinta Therapeutics, Inc. (formerly Rib - X Pharmaceuticals, Inc). - VP Corp Development and Operations Executive Team With Extensive Healthcare Leadership and a Proven Track Record of Product Development and Commercialization 32 Executive Leadership

Thank You NASDAQ: CLRB 33

Footnotes 1. Mechanism of Action 2. Overall Response Rate 3. Lymphoplasmacytic Lymphoma/Waldenstrom’s Macroglobulinemia 4. Multiple Myeloma 5. Diffuse Large B - cell Lymphoma 6. European Union 6 Non - Hodgkin’s Lymphoma 7. Data as of 31Jan2020 8. Eastern Cooperative Oncology Group Performance Status 9. When patients are refractory to 4 therapeutic agents 10. When patients are refractory to 5 therapeutic agents 11. When patients are class refractory to proteasome inhibitor, I mmunomodulatory drug, and CD38 antibodies 12. Decision Resource Group Data 2020 13. 95% Confidence Interval (13 - 40%) 14. 95% Confidence Interval (24 - 45%) 15. ODAC Briefing Document, Selinexor Feb. 26, 2019. 16. Usmani, et al (2016). Clinical efficacy of daratumumab monotherapy in patients with heavily pretreated relapsed or refractory multiple myeloma . Blood Journal. 17. Dimopolous et al (2016). Safety and efficacy of pomalidomide plus low - dose dexamethasone in STRATUS (MM - 010): a phase 3b study in refractory [MM]. Blood Review. 18. Jurczyszyn et al (2014). New drugs in multiple myeloma - role of carfilzomib and pomalidomide. Contemporary Oncology 19 . Lancet Oncology DREAMM - 2 Study - 2.4 mg per kg 20. KarMMa - 2 Study – Dose group 300x106 21. Weichert data 22. Data as of 31Jan2020 23. Treatment Emergent Adverse Events 24. Estimated 25. https://www.grants.gov/web/grants/learn - grants.html 26 . Orphan Drug Designation 27. Non Hodgkin’s Lymphoma patients include: Chronic Lymphocytic Leukemia (CLL); Lymphoplasmacytic Lymphoma (LPL)/Waldenstrom ’s Macroglobulinemia (WM) ; Marginal Zone Lymphoma (MZL); Mantle Cell Lymphoma (MCL); Diffuse Large B - cell Lymphoma (DLBCL) 28. Data as of 31Jan2020 29. Eastern Cooperative Oncology Group Performance Status 30. To date 31. 95% confidence interval (10 - 60%), (19 - 62%), (29 - 55%) respectively. 32. Overall Response Rate 33. Complete Response 34 33. Includes all BTKs and venetoclax 34. 1. Treon, Steven P., et al. “Ibrutinib in Previously Treated Waldenström’s Macroglobulinemia.” New England Journal of Medicine , vol. 372, no. 15, 2015, pp. 1430 – 1440., doi:10.1056/nejmoa1501548 35. Relapsed/Refractory 36. Rare Pediatric Disease Designation 37. EANM procedure guidelines for 131 I - meta - iodobenzylguanidine (131 I - mIBG ) therapy F Giammarile , et al. European Journal of Nuclear Medicine and Molecular Imaging, 2008. Vol 35, Pages 1039 - 1047. http://www.danafarberbostonchildrens.org/innovative - approaches/mibg - therapy/what - to - expect - during - mibg - treatment.aspx http://www.danafarberbostonchildrens.org/uploadedfiles/content/page_content/treatment_diagno sis/mibg_therapy_info_english.pdf